[redacted]

08026030

SECURITIES AND EXCHANGE COMMISSION

BD 3/4

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SEC FILE NUMBER
8-43485

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patapsco Securities, Inc. d/b/a Chapin Davis

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Village Square, Suite 200
(No. and Street)

Baltimore, (City) Maryland (State) 21210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Smith 410-435-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5, Hunt Valley, MD 21031
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/5/08

OATH OR AFFIRMATION

I, R. Bruce Alderman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patapsco Securities, Inc. d/b/a Chapin Davis, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

12/2011
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATAPSCO SECURITIES, INC.

D/B/A CHAPIN DAVIS

INDEX

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Patapsco Securities, Inc.
D/B/A Chapin Davis:

We have audited the accompanying statement of financial condition of Patapsco Securities, Inc., D/B/A Chapin Davis as of December 31, 2007 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patapsco Securities, Inc., D/B/A Chapin Davis as of December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth + Ward P.A.
Hunt Valley, Maryland
February 15, 2008

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
CURRENT ASSETS:	
Cash	$ 24,993
Securities owned:	
Marketable, at market value	1,134,943
Not readily marketable, at estimated fair value	1,000
Deposits with clearing organizations	104,206
Receivable fro clearing organization	186,372
Receivable from employee	74,946
Prepaid expenses	77,945
Tax refund receivable	10,063
TOTAL CURRENT ASSETS	1,614,468
EQUIPMENT AND FURNITURE, at cost less accumulated deprecation of $166,245	---
TOTAL ASSETS	$1,614,468
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 200,218
Payable to clearing organization	106,547
TOTAL CURRENT LIABILITIES	306,765
STOCKHOLDERS' EQUITY:	
Common stock, $.10 par value: 200,000 shares authorized; 33,300 shares outstanding	3,330
Paid in capital	89,281
Retained earnings	1,215,092
TOTAL STOCKHOLDERS' EQUITY	1,307,703
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,614,468

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF INCOME
For the Year Ended December 31, 2007

Revenues:	
Commission	$2,464,761
Principal transactions	541,035
Interest	277,669
Investment advisory fees	610,349
Other	202,524
Total revenues	4,096,338
Expenses:	
Compensation and benefits	3,015,152
Floor brokerage and clearing fees	135,798
Communications	33,017
Occupancy and equipment rental	395,138
Other	266,510
Total expenses	3,845,615
Income before income taxes	250,723
Provision for income tax	92,794
Net income	$ 157,929

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance January 1, 2007	$ 13,500	$ 361,950	$2,052,464	($1,197,186)	$1,230,728
Net income			157,929		157,929
Purchase and retire outstanding common stock	(220)	(5,898)	(74,836)	---	(80,954)
Record retirement of previously purchased treasury stock	(9,950)	(266,771)	(920,465)	1,197,186	--
Balance December 31, 2007	$ 3,330	$ 89,281	$1,215,092	---	$1,307,703

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF CASH FLOWS
for the year ended December 31, 2007

Cash flows from operating activities:	
Net income	$157,929
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	19,908
(Increase) decrease in operating assets:	
Deposits with clearing organizations	(54,206)
Receivable from clearing organization	(186,372)
Receivable from employees	(74,946)
Tax refund receivable	60,905
Receivable from non customers	3,213
Securities owned, net	(56,802)
Prepaid Expenses	(57,801)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	26,327
Payable to clearing organizations	97,874
Net cash used in operating activities	(63,971)
Cash flows from investing activities:	
Purchase of office equipment	(18,406)
Net cash used in investing activities	(18,406)
Cash flows from financing activities:	
Purchase of treasury stock	(80,954)
Net cash provided by financing activities	(80,954)
Net decrease in cash	(163,331)
Cash at January 1, 2007	188,324
Cash at December 31, 2007	$ 24,993

Supplemental cash flow disclosures:

Cash payments for:	
Interest payments	$ 2,698
Income tax payments	$ 67,500

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. <u>Operations of the Company:</u>

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on December 12, 1990. On March 22, 1991, the Company acquired the operation of Chapin Davis & Co., via an Asset Purchase Agreement.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory.

The Company forwards all securities transactions to First Clearing, LLC, which carries and clears such transactions for the Company on a fully disclosed basis.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require Management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. <u>Summary of Significant Accounting Policies:</u>

A. <u>Security Transactions</u>

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis.

B. <u>Investment Advisory Income</u>

Investment advisory fees are received quarterly and recognized when received.

C. Office Equipment

Office equipment is recorded at cost - $166,245, net of accumulated depreciation of $166,245 at December 31, 2007. Depreciation of office equipment is determined by use of an accelerated method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking and savings accounts. It does not include money market investments or security deposits held as cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Related Party - Commissions Earned

Commissions earned by the Company from Chapin Davis Insurance (formally Allegheny Insurance) for 2007 totaled $154,000. This amount represents commissions earned on insurance products sold through Chapin Davis Insurance, a wholly owned subsidiary.

G. Allowance for Bad Debts

The Company uses the Direct Write-off Method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

H. Treasury Stock

In prior years, the Company was recording purchases of Treasury Stock using the Cost Method, which was to list the purchase price as an addition to Treasury Stock and still show the numbers of shares outstanding. In 2007, the Company changed its method of recording purchases of Treasury Stock to the Constructive Retirement Method. Under the Constructive Retirement Method, the par value of the reacquired shares is charged to the stock account, the additional paid-in capital account are relieved in proportion to the amounts recognized upon the original issuance of the shares and any gain or loss on the retirement of the shares is charged to retained earnings.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values, as illustrated below. These securities are available for sale. The Company does not own any securities it plans to hold until maturity.

	Owned
Money market investments	$ 380,251
Corporate stocks	320,247
Federal and State Government obligations	206,990
Corporate debt obligations	331,661
Total	$1,239,149
Less: Securities held as deposits with Clearing organizations	(104,206)
Total marketable securities held for resale	$1,134,493

The Company owns 100% of the outstanding shares of Chapin Davis Insurance which sells insurance products. The Company continues to record the investment at cost, $1,000, which is the estimated fair market value. Income received by Chapin Davis Insurance is paid to the Company.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2007

4. Pension Plan

The Company has a 401(K) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company funded $12,444 to the Plan for the year ended December 31, 2007, which were matching contributions.

5. Income Taxes

The Company files a consolidated income tax return with its wholly owned subsidiary Chapin Davis Insurance, which has a minimal amount of net income.

The component of income tax expense are Federal tax of $74,990 and State tax of $17,804, respectively. The difference between the Company's effective tax rate and the normal statuary rate is primarily attributed to the effect of the graduated tax bracket.

6. Lease Commitments

The Company leases its offices under a noncancelable operating lease expiring in 2008. At December 31, 2007, the aggregate future minimum commitment under the lease is as follows:

Year ended December 31:

2008	$125,000
TOTAL	$125,000

7. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

7. Credit Risk - continued

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in Bank of America which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The Company has not experienced a losses in such accounts and believes it is not exposed by any significant credit risk to cash.

8. Stock Options

As of December 31, 2007, there is a nonstatutory stock option agreement with a key employee which allows the employee to purchase 5,000 shares at $12.18 per share. This option expires in December, 2008.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of December 31, 2007, the Company's net capital was $985,810 which exceeded the capital requirements of $100,000 by $885,810 and its net capital ratio was 0.32 to 1.

Schedule I

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2007

NET CAPITAL	
Total stockholders' equity	$1,307,703
Deduct:	
Stockholders' equity not allowable for net capital	----
Total stockholders' equity qualified for net capital	1,307,703
Deductions and/or charges:	
Total non-allowable assets	163,954
Net capital before haircuts on securities positions	$1,114,379

Continued

Schedule I (continued)

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2007

Haircuts on Securities	
Trading and investment securities:	
U.S. and State Government Obligations	27,643
Corporate obligations	40,926
Stocks and warrants	48,131
Other securities	9,181
Undue concentration	2,688
	128,569
Net Capital	$ 985,810

Continued

Schedule I (continued)

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 200,218
Payable to clearing organization	106,547
Total aggregate indebtedness	$ 306,765

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 885,810
Excess net capital at 1000%	$ 955,134
Ratio: Aggregate indebtedness to net capital	0.32 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Patapsco Securities, Inc. D/B/A Chapin Davis and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Schedule II

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2007.

Schedule III

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2007

The Company is exempt from SEC Rule 15c-3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

Independent Auditor's Report on
Internal Accounting Control
Required by SEC Rule 17a-5

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Board of Directors
Patapsco Securities, Inc.
D/B/A/ Chapin, Davis

In planning and performing our audit of the financial statements and supplemental schedules of Patapsco Securities D/B/A Chapin Davis (the Company), for the year ended December 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1)of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practice and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward P.A.

Hunt Valley, Maryland
February 15, 2008

END